CHB

RECEIVED
2004 MAY 13 A 9:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHOHUNG BANK

Chohung Bank, 14,Namdaemoc 04030032 l, Korea

Facsimile

Date : May. 12, 2004

Number of pages : 2

To : Ms. Sandra Kinsey
Office of Int'l Corporate Finance
SEC

Tel:202-942-2990
Fax:202-942-9624

From : SangHo Lee
Planning Division
Chohung Bank

Tel : 822-2010-2357
Fax : 822-3700-4923

Subject : Notice of Extraordinary meeting

SUPPL

File Number : 82-4506

Dear Ms. Sandra Kinsey

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Enclosed please find the "Notice of Extraordinary meeting"

The original copies will be forwarded to you via express mail.

Should you have any questions, please contact me at any time.

Best regards,

dlw 5/17

CHOHUNG BANK

May 12, 2004

Notice of Extraordinary Meeting of Shareholders

I, being a duly authorized officer of Chohung Bank, hereby give a notice of an Extraordinary Meeting of Shareholders to be held at Chohung Bank Head Office, 3rd Floor, on May 24, 2004 at 10:00 a.m. (local time). The details are as follows:

1. Closing date of shareholders' list: April 21, 2004
2. Meeting Agenda: Approval of share swap to make Chohung Bank a wholly-owned subsidiary of the Shinhan Financial Group
3. Detailed Information

1) Shareholders for share swap

- Share swap approval: May 24, 2004
- Share swap ratio: 1 Chohung Bank share: 0.1354 Shinhan Financial Group share
- Share swap finalization: June 22, 2004

2) Dissenting shareholders

- Shareholders wishing to make stock purchase claims must give notice of such claims before the Extraordinary Meeting of Shareholders.
- Period for stock purchase claims by dissenting shareholder: May 25~June 3, 2004
- Put-back price for dissenting shareholders: W3,067 per share
- Payment date: June 18, 2004

Sung-Yoon Kim
General Manager
Planning Division

14,1-ga, Namdaemoon-ro, Jung-gu, Seoul 100-757, Korea · Phone: 822-2010-2463